UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	000-15449

California Micro Devices Corporation

(Exact name of registrant as specified in its charter)

Address: 430 N. McCarthy Boulevard, # 100, Milpitas, California 95035 Phone: (408) 263-3214

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share (and related Preferred Stock Purchase Rights)

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 12(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:      One

Pursuant to the requirements of the Securities Exchange Act of 1934 California Micro Devices Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 8, 2010	CALIFORNIA MICRO DEVICES CORPORATION

		By:	/s/ Keith D. Jackson
Keith D. Jackson
President